SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 FORM 11-K

(Mark One)
  [ X ]
                   ANNUAL REPORT PURSUANT TO SECTION 15(d)
           OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1994

                                    OR

  [   ]        TRANSITION REPORT PURSUANT TO SECTION 15(d)
       OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from ________ to ________

                         Commission File Number
                                 1-6699




               Employees' Voluntary Investment and Savings Plan
                   of International Multifoods Corporation
                          33 South Sixth Street
                      Minneapolis, Minnesota 55402

                    (Full title and address of plan)



                 International Multifoods Corporation
                        33 South Sixth Street
                     Minneapolis, Minnesota 55402
    (Name of issuer and address of principal executive offices of issuer)




                    [Letterhead of KPMG Peat Marwick LLP]



                        Independent Auditors' Report




The Board of Directors
International Multifoods Corporation:


We have audited the accompanying statements of net assets available for plan benefits of the Employees' Voluntary Investment and Savings Plan of International Multifoods Corporation as of December 31, 1994 and 1993 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 1994 and 1993 and the changes in its net assets for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the Statements of Net Assets available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                    /s/KPMG Peat Marwick LLP



June 23, 1995




                 EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
                     OF INTERNATIONAL MULTIFOODS CORPORATION

                      Statement of Net Assets Available for
                                Plan Benefits
                              December 31, 1994


                                                                                                      Nonparticipant-
                                              Participant-Directed                                       Directed
                                      --------------------------------------------------------------   -----------
                                       Company       Fixed        Growth      Equity                     Company
                                        Common       Income       Equity      Index        Balanced       Common
                                      Stock Fund      Fund         Fund        Fund          Fund       Stock Fund      Total
                                      ----------    ---------   ----------   ---------    ----------    ----------   -----------
Investments
  Common stock of International
    Multifoods Corp.                  $4,053,009   $        -   $        -   $        -   $        -    $7,488,583   $11,541,592
  Common trust funds:
    Norwest Bank Minnesota, N.A.:
      Short-term Investment Fund           3,512            -            -            -             -        6,489        10,001
      Stable Return Fund                       -    3,543,486            -            -             -            -     3,543,486
  Shares of registered
   investment companies:
    Fidelity Magellan Fund                     -            -    6,553,250            -             -            -     6,553,250
    Fidelity U.S. Equity Index Fund            -            -            -    2,135,216             -            -     2,135,216
    Fidelity Balanced Fund                     -            -            -            -     2,490,524            -     2,490,524
  Group annuity contracts:
    Hartford Life Insurance Co.                -    1,062,158            -            -             -            -     1,062,158
    John Hancock                               -    2,204,659            -            -             -            -     2,204,659
      Total investments                4,056,521    6,810,303    6,553,250    2,135,216     2,490,524    7,495,072    29,540,886

Accrued investment income                 44,416       17,093            -            -             -       82,067       143,576
Member contributions receivable           21,504       31,900       64,487       24,519        27,055            -       169,465
Employer contributions receivable              -            -            -            -             -       71,030        71,030
      Total assets                     4,122,441    6,859,296    6,617,737    2,159,735     2,517,579    7,648,169    29,924,957
Unapplied retained Employer
  contributions                                -            -            -            -             -      (54,388)      (54,388)

      Net assets available for plan
        benefits                      $4,122,441   $6,859,296   $6,617,737   $2,159,735    $2,517,579   $7,593,781   $29,870,569



See accompanying notes to financial statements.







                 EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
                     OF INTERNATIONAL MULTIFOODS CORPORATION

                      Statement of Net Assets Available for
                                Plan Benefits
                              December 31, 1993

                                                                                                   Nonparticipant-
                                              Participant-Directed                                   Directed
                                    --------------------------------------------------------------  -----------
                                     Company       Fixed        Growth      Equity                   Company
                                      Common       Income       Equity      Index       Balanced      Common
                                    Stock Fund      Fund         Fund        Fund         Fund      Stock Fund      Total
                                    ----------    ---------   ----------   ---------   ----------   ----------   -----------
Investments
  Common stock of International
    Multifoods Corp.               $4,223,689     $       -   $        -   $       -   $        -   $7,229,484   $11,453,173
    Common trust funds:
      Norwest Bank Minnesota, N.A.:
        Short-term Investment Fund      3,427             -            -           -            -        5,866         9,293
        Stable Return Fund                  -     3,002,118            -           -            -            -     3,002,118
  Shares of registered
    investment companies:
      Fidelity Magellan Fund                -             -    6,533,523           -            -            -     6,533,523
      Fidelity U.S. Equity Index Fund       -             -            -   2,012,035            -            -     2,012,035
      Fidelity Balanced Fund                -             -            -           -    2,512,234            -     2,512,234
  Group annuity contracts:
      Hartford Life Insurance Co.           -     1,062,158            -           -            -            -     1,062,158
      John Hancock                          -     2,013,020            -           -            -            -     2,013,020
      Minnesota Mutual
        Life Insurance Co.                  -     1,197,077            -           -            -            -     1,197,077
          Total investments         4,227,116     7,274,373    6,533,523   2,012,035    2,512,234    7,235,350    29,794,631

Accrued investment income              43,939        15,608            -           -            -       75,208       134,755
Member contributions receivable        27,631        36,364       57,025      23,856       27,571            -       172,447
Employer contributions receivable           -             -            -           -            -       73,391        73,391
          Total assets              4,298,686     7,326,345    6,590,548   2,035,891    2,539,805    7,383,949    30,175,224

Unapplied retained Employer
    contributions                           -             -            -           -            -      (46,030)      (46,030)

          Net assets available for
            plan benefits          $4,298,686    $7,326,345   $6,590,548  $2,035,891   $2,539,805   $7,337,919   $30,129,194


See accompanying notes to financial statements.



                  EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
                      OF INTERNATIONAL MULTIFOODS CORPORATION

                         Statement of Changes in Net Assets
                             Available for Plan Benefits
                            Year ended December 31, 1994


                                                                                                   Nonparticipant-
                                              Participant-Directed                                   Directed
                                    --------------------------------------------------------------  -----------
                                     Company       Fixed        Growth        Equity                   Company
                                      Common       Income       Equity        Index       Balanced      Common
                                    Stock Fund      Fund         Fund          Fund         Fund      Stock Fund      Total
                                    ----------    ---------   ----------     ---------   ----------   ----------    -----------
Investment income:
  Dividends                         $  176,394    $       -   $   12,553    $   53,040   $   80,530   $   319,655   $   642,172
  Interest                                 775      296,071            -             -            -         1,383       298,229
  Net appreciation (depreciation)
    in fair value of investments      (203,416)     231,860     (166,928)      (30,573)    (219,820)     (361,699)     (750,576)
      Total investment income (loss)   (26,247)     527,931     (154,375)       22,467     (139,290)      (40,661)      189,825

Contributions:
  Members                              545,679      706,718    1,332,996       485,428      569,509             -      3,640,330
  Cash contributions by employer             -            -            -             -            -     1,536,496      1,536,496
      Total contributions              545,679      706,718    1,332,996       485,428      569,509     1,536,496      5,176,826

Distributions                         (623,842)  (1,705,332)  (1,263,621)     (390,989)    (523,867)   (1,109,267)    (5,616,918)
Fund transfers                         (71,835)       3,634      112,189         6,938       71,422      (122,348)             -
Transfers from unapplied account, net        -            -            -             -            -        (8,358)        (8,358)

      Net increase (decrease) in
        net assets available for
        plan benefits                 (176,245)    (467,049)      27,189       123,844      (22,226)      255,862       (258,625)

Net assets available for
  plan benefits:
    Beginning of year                4,298,686    7,326,345    6,590,548     2,035,891    2,539,805     7,337,919     30,129,194
    End of year                     $4,122,441   $6,859,296   $6,617,737    $2,159,735   $2,517,579    $7,593,781    $29,870,569


See accompanying notes to financial statements.



                 EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
                      OF INTERNATIONAL MULTIFOODS CORPORATION

                       Statement of Changes in Net Assets
                          Available for Plan Benefits
                          Year ended December 31, 1993


                                                                                                    Nonparticipant-
                                              Participant-Directed                                    Directed
                                    --------------------------------------------------------------   -----------
                                     Company        Fixed        Growth      Equity                    Company
                                      Common        Income       Equity      Index        Balanced      Common
                                    Stock Fund       Fund         Fund        Fund          Fund      Stock Fund        Total
                                    ----------    ----------   ----------   ----------   ----------   -----------    -----------
Investment income:
  Dividends                        $   182,057    $        -   $  265,199   $   57,666   $   92,429   $   287,687    $   885,038
  Interest                                 890       408,242            -           17            -         1,524        410,673
  Income from common trust funds             -            23            -            -            -             -             23
  Net appreciation (depreciation)
    in fair value of investments    (1,761,300)      190,850      895,475      111,469      236,082    (3,299,644)    (3,627,068)
      Total investment
        income (loss)               (1,578,353)      599,115    1,160,674      169,152      328,511    (3,010,433)    (2,331,334)

Contributions:
  Members                              809,570       942,522    1,321,772      594,677      602,404             -      4,270,945
  Cash contributions by employer             -             -            -            -           -      1,788,295      1,788,295
      Total contributions              809,570       942,522    1,321,772      594,677      602,404     1,788,295      6,059,240

Distributions                         (465,011)     (981,293)    (655,771)    (355,069)    (157,664)     (918,276)    (3,533,084)
Fund transfers                        (368,192)       89,445      573,232      109,339      226,396      (630,220)             -
Transfers from unapplied
   account, net                              -             -            -            -            -         8,660          8,660

      Net increase (decrease)
       in net assets available
       for plan benefits            (1,601,986)      649,789    2,399,907      518,099      999,647    (2,761,974)       203,482

Net assets available
  for plan benefits:
    Beginning of year                 5,900,672    6,676,556    4,190,641    1,517,792    1,540,158    10,099,893     29,925,712
    End of year                     $ 4,298,686   $7,326,345   $6,590,548   $2,035,891   $2,539,805   $ 7,337,919    $30,129,194


See accompanying notes to financial statements.



               EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
                   OF INTERNATIONAL MULTIFOODS CORPORATION

                        Notes to Financial Statements
                         December 31, 1994 and 1993

1) Description of Plan

The following brief description of the Employees' Voluntary
Investment and Savings Plan of International Multifoods
Corporation (the "Plan") is provided for general information
purposes only.   For more complete information about the Plan's
eligibility, vesting, withdrawal and benefit provisions, employees should refer to their copy of the Summary Plan
Description.

The Plan is a voluntary investment and savings plan intended to be a long-term investment program to provide participating employees ("Members") with additional retirement income. Salaried and commissioned employees as well as certain hourly employees of International Multifoods Corporation (the "Company") and participating subsidiaries are eligible for the Plan after one year of qualifying service. The Plan is a salary reduction plan under Section 401(k) of the Internal Revenue Code and qualifies as an Employee Stock Ownership Plan ("ESOP") under Section 4975(e) of the Internal Revenue Code. The ESOP provisions allow the Trustee (Norwest Bank Minnesota, N.A.), at the direction of the Plan Administrator, to purchase common stock of the Company with the proceeds of one or more loans. Any loan transactions entered into must provide that the lender shall be without recourse against the assets of the Plan, except for common stock held in a loan suspense account, and therefore not allocated to participating Members.

Administrative expenses of the Plan are paid by the Company and its participating subsidiary corporations (the "Employer").

Members enter into salary reduction agreements with the Employer and may contribute, within limitations specified by the Internal Revenue Code, from 2% to 15% of regular pay. The Employer's contribution is 50% of the Member's contribution with a limit of 3.5% of the Member's regular pay. Members' deposits are fully vested. Employer contributions are 20% vested after one year of service and continue to vest an additional 20% each year, becoming fully vested after the employee has completed five years of service, or upon reaching age 65, retirement, pre-retirement disability, death and certain other occurrences.

Effective October 1, 1994, an employee, whether or not such employee has satisfied the service requirement to become a Member, is eligible to contribute an amount that qualifies as a rollover contribution (as defined in the Plan). Rollover contributions are not eligible for employer matching contributions.

2) Accounting Policies

The Plan's accounting policies conform to generally accepted accounting principles applied on a consistent basis.
Significant policies related to investments are summarized below:

     The fair value of investments in the Company's common stock is based upon published quotations.

     The fair value of investments in common trust funds and common stock funds is determined by the trustee or custodian of those funds on the basis of the fair values of the underlying net assets. Group annuity contracts are valued at cost, which approximates fair value.

     Net appreciation (depreciation) in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses.

Certain prior year amounts have been reclassified to conform with the current year presentation.


3) Investment Funds

Members may direct their deposits to be invested in any one of the following investment funds: Company Common Stock Fund, Fixed Income Fund, Growth Equity Fund, Balanced Fund, and Equity Index Fund. Contributions can be allocated to funds in increments of 10%. Contributions and investment balances can be reallocated on a quarterly basis.

The type of investments each fund may make is described in the Plan. Each of the funds may temporarily hold cash or make short-term investments. The Fixed Income Fund, the Growth Equity Fund, the Balanced Fund, and the Equity Index Fund may not invest in securities of the Company. The following schedule summarizes the type of investments which may be made by each of the funds:

   Fund                              Description

   Company Common Stock              Common stock of the Company

   Fixed Income                      Fixed income securities including
                                     contracts with insurance companies
                                     and banks

   Growth Equity                     Equity securities

   Balanced                          Fixed income securities and equity
                                     securities

   Equity Index                      Equity securities of companies
                                     in the Standard and Poor's 500


4) Unapplied Retained Employer Contributions

Unapplied retained Employer contributions represent amounts of nonvested past Employer contributions attributable to terminated participating employees, but which do not represent forfeitures until such employees incur a defined break in service. These accounts are available to reduce future Employer contributions upon becoming defined forfeitures, or to be credited to such employees' accounts as a result of rehire if there is not a defined break in service.

Forfeitures of nonvested Employer contributions for the years ended December 31, 1994 and 1993 were approximately $27,900 and $28,800, respectively.


5) Plan Termination

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan or discontinue contributions with respect to any one or more participating employers. Upon termination or discontinuance of contributions, Employer contribution amounts in Member accounts which have not vested will become vested. Thereafter, full distribution of each fund may be made to Members, either by lump sum payment or by annual installment payments over a period not exceeding ten years.


6) Distributions

The Plan provides for the distribution of a Member's account balance upon retirement, death, termination of employment or certain other occurrences. In addition, Members who meet certain qualifications as to age and length of participation in the Plan may elect to withdraw a portion of their account balance. Distributions may be made either by lump sum payment or by annual installment payments over a period not exceeding ten years at the discretion of the Plan Administrator. Distributions from the Company Common Stock Fund of the Plan are made in full shares of common stock of the Company and cash for any fractional share equivalents, except that members whose account balances are less than or equal to $3,500 or 100 shares may elect to receive cash distributions. The number of shares to be distributed is determined by the market value of the common stock as of the valuation date.


7) Income Taxes

The Company received a tax determination letter dated January 15, 1995, from the Internal Revenue Service stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code and that the trust created under the Plan is therefore exempt from Federal income taxes under provisions of
Section 501(a). As of the date of this report, the Company believes that the Plan and its related trust continue to qualify under the provisions of Sections 401(a) and 501(a) and are exempt from Federal income taxes.

The Plan qualifies as a salary reduction plan under Section 401(k) of the Internal Revenue Code. Accordingly, Employer contributions and allocations to Members' accounts of trust earnings are not taxable to Members when made or when credited to the Member's account. However, Member distributions are subject to ordinary income taxes and may be subject to an additional 10% penalty tax.


8) Reconciliation to Form 5500

At December 31, 1994 and 1993, net assets available for plan benefits in the accompanying financial statements differ from Form 5500, as filed with the Internal Revenue Service as follows:

                                                    1994           1993
  Net assets available for plan benefits
    per Form 5500                            $29,532,447    $29,322,516

  Adjustment for benefits payable                338,122        806,678

  Net assets available for plan benefits
   per accompanying financial statements     $29,870,569    $30,129,194


9) Investments

The following investments represent 5% or more of the net assets available for plan benefits at December 31, 1994:

                                           Face Amount or
                                            No. of Shares     Fair Value
  International Multifoods Corporation
   common stock                                   632,416    $11,541,592

  Fidelity Magellan Fund                           98,103      6,553,250

  Norwest Stable Return Fund                      170,360      3,543,486

  Fidelity Balanced Fund                          202,646      2,490,524

  John Hancock group annuity contract           2,204,659      2,204,659

  Fidelity U.S. Equity Index Fund                 126,269      2,135,216


The following investments represent 5% or more of the net assets available for plan benefits at December 31, 1993:

                                           Face Amount or
                                            No. of Shares     Fair Value
  International Multifoods Corporation
   common stock                                   594,970     $11,453,173

  Fidelity Magellan Fund                           92,216       6,533,523

  Norwest Stable Return Fund                      153,679       3,002,118

  Fidelity Balanced Fund                          187,620       2,512,234

  John Hancock group annuity contract           2,013,020       2,013,020

  Fidelity U.S. Equity Index Fund                 116,505       2,012,035


10) Party-In-Interest Transactions

Transactions resulting in plan assets being transferred to or used by a related party are prohibited under the Pension Reform Act (the Act) unless a specific exemption applies. The Trustee of the Plan, Norwest Bank Minnesota, N.A., and International Multifoods Corporation are defined as parties-in-interest with respect to the Plan. However, such transactions are exempt under section 408(b)(8) and are not prohibited under the Act.



                                 Schedule 1
                EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
                    OF INTERNATIONAL MULTIFOODS CORPORATION

          Item 27a - Schedule of Assets Held for Investment Purposes

                             December 31, 1994

                                                          Description of investment,
                                                           including maturity date,
                                                               rate of interest,
                                                              collateral,par,or
Identity of issue, borrower, lessor or similar party            maturity value          Cost          Current Value
- ----------------------------------------------------      -----------------------    -----------      -------------
Common stock:
  *International Multifoods Corporation                     632,416 shares common    $11,876,490       $11,541,592
                                                              stock, par value
                                                               $.10 per share

    Total common stock                                                                11,876,490        11,541,592

Common trust funds:
  Norwest Bank Minnesota, N.A.:
  *Short-term Investment Fund                                 10,001 shares                10,001           10,001
  *Stable Return Fund                                        170,360 shares             3,216,686        3,543,486
     Total common trust funds                                                           3,226,687        3,553,487

Shares of registered investment companies:
  Fidelity Magellan Fund                                      98,103 shares             6,530,864        6,553,250
  Fidelity U.S. Equity Index Fund                            126,269 shares             2,037,250        2,135,216
  Fidelity Balanced Fund                                     202,646 shares             2,616,915        2,490,524

     Total shars of registered investment companies                                    11,185,029       11,178,990

Group annuity contracts:
  Hartford Life Insurance Co.                              Annuity Contract 9.44%
                                                                due 4-30-95             1,062,158        1,062,158
  John Hancock                                             Annuity Contract 9.50%
                                                                due 4-28-95             2,204,659        2,204,659

     Total group annuity contracts                                                      3,266,817        3,266,817

     Total investments                                                                $29,555,023      $29,540,886



* Represents party-in-interest.



See accompanying independent auditors' report.





                               Schedule 2
            EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
                OF INTERNATIONAL MULTIFOODS CORPORATION

             Item 27d - Schedule of Reportable Transactions

                     Year Ended December 31, 1994


Series of transactions (involving one security) which exceed 5% of plan assets.

                                                                                                             Net
            Identity of                                            Purchase      Selling       Cost of     Gain or
          Party Involved                 Description of Asset      Price         Price         Asset       (Loss)
- --------------------------------------   --------------------      --------     ---------     ---------     ------
* Norwest Bank Minnesota, N.A.            Stable Return Fund       1,750,168    1,414,162     1,316,510     97,652

* International Multifoods Corporation    Common Stock             1,991,641       17,012        20,324     (3,312)

  Fidelity Magellan Fund                  Mutual Fund              1,253,852      812,454       824,883    (12,429)




* Represents party-in-interest

Note:  Certain columns not required for this schedule have been omitted.


See accompanying independent auditors' report.





Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    EMPLOYEES' VOLUNTARY
                                    INVESTMENT AND SAVINGS PLAN OF
                                    INTERNATIONAL MULTIFOODS CORPORATION




June 26, 1995                       By  /s/ Joyce G. Traver
                                       Joyce G. Traver
                                       Director - Benefits






EXHIBIT INDEX


23   Consent of KPMG Peat Marwick LLP.